EXHIBIT 99.1

DeFi Technologies Appoints Jacob Lindberg as Chief Revenue Officer of Valour, Its Asset Management Business, to Lead Nordic and European Expansion

•	Leadership appointment to drive expansion: DeFi Technologies has appointed Jacob Lindberg as Chief Revenue Officer of Valour, where he will lead commercial strategy across the Nordics and broader European markets to support platform growth, institutional partnerships, and regional expansion.
•	Relevant background in crypto indexing and product development: Lindberg is the founder and former CEO of Vinter, a regulated crypto index provider later acquired by Kaiko, and has experience developing index methodologies behind several notable digital asset investment products listed across major European exchanges.
•	Supports Valour's next phase of institutional growth: His appointment comes as DeFi Technologies expands Valour beyond listed ETPs into a broader suite of institutional investment products, including UCITS-style fund structures, AMCs, hedge funds, and fund-of-funds strategies, as part of its wider European growth strategy.

TORONTO, April 1, 2026 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"), is pleased to announce that its subsidiary, Valour Inc., and Valour Digital Securities Limited (together, "Valour"), a leading issuer of exchange traded products ("ETPs"), has appointed Jacob Lindberg as Chief Revenue Officer.

In this role, Mr. Lindberg will lead the development of Valour's commercial strategy across the Nordic region and other key European markets, supporting the continued expansion of the Company's digital asset exchange-traded product ("ETP") platform, institutional partnerships, and next phase of growth in institutional investment products.

Mr. Lindberg joins Valour at an important stage in its evolution as DeFi Technologies broadens its platform beyond listed ETPs into a wider suite of institutional fund structures and capital markets products. In addition to expanding its ETP footprint across Europe, the Company is developing products designed to meet growing demand from professional and institutional investors, including UCITS-style fund structures, actively managed certificates ("AMCs"), hedge fund, fund-of-funds strategies, and other institutional vehicles intended to broaden distribution and create more durable, diversified assets under management.

Mr. Lindberg is the founder and former Chief Executive Officer of Vinter, a regulated index provider specializing in crypto assets. Under his leadership, Vinter's indexes underpinned financial products listed on major exchanges, including Nasdaq, the London Stock Exchange, Deutsche Börse Xetra, Spotlight, and the SIX Swiss Exchange. In 2024, Vinter was acquired by Kaiko, a financial data infrastructure company.

During his time at Vinter, Mr. Lindberg raised a US$3.4 million seed round at a valuation of more than US$20 million, led by Octopus Ventures, and grew the business into an index provider serving many of the world's largest crypto asset managers. He was also named to the Forbes 30 Under 30 list in 2022.

Mr. Lindberg has developed methodologies behind several pioneering index products in the digital asset sector, including the first Bitcoin & Gold index ETP, the first crypto momentum-factor index ETP, and VDAB10, the first capped market-cap crypto index.

"Jacob brings a rare combination of entrepreneurial experience, digital asset expertise, and deep familiarity with the European investment product landscape," said Johan Wattenström, Chief Executive Officer and Chairman of DeFi Technologies. "As we expand Valour's presence across the Nordics and broader Europe, we are also laying the groundwork for the next generation of institutional product offerings, including fund structures and managed solutions tailored to the needs of professional allocators. Jacob's background sits directly at the intersection of product innovation, indexing, and market development, making him a strong fit for this next phase of growth."

"Valour has built the broadest product offering for investors seeking access to the asymmetric return profile of crypto assets like Bitcoin, Ether, and Solana," said Jacob Lindberg. "The opportunity ahead is not only to expand access to crypto asset ETPs across key European markets, but also to help develop institutional-grade structures that meet the needs of a broader set of investors. I enjoyed working with Valour's accomplished team for years at Vinter, so I'm excited to join the firm at this stage to support Valour's commercial expansion."

Valour continues to broaden investor access to digital assets through its expanding suite of listed ETPs across Europe. The appointment of Mr. Lindberg reflects DeFi Technologies' continued investment in senior leadership to support long-term growth, product innovation, regional expansion, and the buildout of a broader institutional product ecosystem.

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to over one hundred of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit  valour.com.

About Reflexivity Research
Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, the listing of Valour's ETPs; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour ETPs by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

For further information, please contact:

Johan Wattenström
Chief Executive Officer
ir@defi.tech
(323) 537-7681

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

CO: DeFi Technologies Inc.

CNW 07:30e 01-APR-26